SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plug Power Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

72919P202

(CUSIP Number)

FiveMore Fund Ltd

C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,

George Town, Grand Cayman, Cayman Islands 309 GT

+1/345 749 2552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON FiveMore Fund Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,885,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,885,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 88368Q103		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON FiveT Capital AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,885,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,885,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1.	Security and the Issuer

This Schedule 13D relates to the shares of Common Stock of Plug Power Inc. (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 968 Albany Shaker Road, Latham, NY 12110.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by FiveMore Fund, a Cayman limited liability company (the “Fund”) and FiveT Capital AG, a Swiss self-regulated limited liability company, which acts as Investment Advisor (the “Advisor”, together with the Fund, the “Reporting Persons”) for the Fund.

(b)  The principal business address of the Fund is C/O M&C Corporate Services, P.O Box 309, GT, Ugland House, South Churge Street, George Town, Grand Cayman, Cayman Islands 309 GT. The principal business address of FiveT Capital AG is Kasernenstrasse 11, 8004 Zurich, Switzerland.

(c)  The principal business of the Fund is to serve as vehicle for investments in the equity capital market.  Mr. Aldo Ghisletta and Mr. Roger Hanson are Directors of the Fund and are serving as Directors of a variety of hedge funds and managed accounts. The principal business of the Advisor is to advise the Fund on investment ideas. Mr. Johannes M. Roth is the CEO of FiveT Capital AG.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Aldo Ghisletta is a citizen of Switzerland. Mr. Roger Hanson is a citizen of the Cayman Islands. Mr. Johannes M. Roth is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $1,878,120 of their own investment capital in open market transactions to acquire the 1,885,000 shares of Common Stock held by them.

Item 4.	Purpose of Transaction.

The Fund originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes.

Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Fund or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy,  extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,885,000 shares of Common Stock, consisting of 1,885,000 shares held by the Fund (the “Shares”).  The Shares represent 4.99% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 37,767,541 shares of Common Stock issued and outstanding as of March 29, 2012, as reported in the 10-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2012. On the 23rd of March, the Reporting persons beneficially owned more than 5% of the Common Stock outstanding. On the 30th of March, the shares of Common Stock beneficially owned by the Reporting persons fell below 5% of the Common Stock outstanding.

(b)           Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Fund.

(c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days prior to the disclosure requirement by the Reporting Persons.

(d)           Other than the Fund that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

None.

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days prior to the filing requirement.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
23/03/2012	3,500,000	1.1500
23/03/2012	(700,000)	1.3204
26/03/2012	(217,000)	1.4271
27/03/2012	(82,300)	1.3770
28/03/2012	(145,000)	1.2972
29/03/2012	(105,000)	1.3025
30/03/2012	(365,000)	1.2979